Exhibit 26

Mill Road Capital, L.P.

382 Greenwich Avenue, Suite One

Greenwich, CT 06830

March 10, 2010

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS

Kona Grill, Inc.

7150 E. Camelback Road

Suite 220

Scottsdale, AZ 85251

Attention: Mark S. Robinow, Secretary

Re:	Demand to Inspect Books and Records Pursuant to Section 220 of the

General Corporation Law of the State of Delaware

Ladies and Gentlemen:

Mill Road Capital, L.P. (the “Record Holder”) is the record holder of 1,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of Kona Grill, Inc., a Delaware corporation (the “Company”), and is the beneficial owner of 899,330 shares of Common Stock (including the 1,000 shares held of record stated above).

Pursuant to Section 220 of the General Corporation Law of the State of Delaware (the “DGCL”), as the record and beneficial owner of the shares of Common Stock stated above, the Record Holder hereby demands that it and its attorneys, representatives and agents be given, during the Company’s usual business hours, the opportunity to inspect and to make copies of and/or extracts from the following books and records of the Company related to the resignation of Marcus E. Jundt or the preparation, negotiation and execution of the Executive Employment Agreement, dated as of May 11, 2009, by and between the Company and Mr. Jundt (the “Employment Agreement”), or the Separation Agreement and Release of Claims, dated as of August 6, 2009, by and between the Company and Mr. Jundt (the “Separation Agreement”): (a) all agendas, minutes and notes of any meeting of the Board of Directors of the Company (the “Board”) and any committee thereof whether standing or ad hoc (a “Committee”), (b) all written consents of the Board or any Committee, (c) all memoranda, reports, statements (financial or otherwise), projections, opinions of counsel and disclosures of business and personal relationships between Mr. Jundt and the other Directors of the Company, in each case prepared by or for the Company, the Board, any Committee or any Director of the Company, or distributed to the Board, any Committee or any Director of the Company in connection with deliberations about the resignation of Mr. Jundt or the preparation, negotiation and execution of the Employment Agreement or the Separation Agreement, and (d) all memoranda, notes, interviews (whether recorded, transcribed or summarized), statements or reports in each case prepared by or for the Board, any Committee, any Director, any employee, counsel or any other advisors of the Company, or distributed to the Board, any Committee or any Director of the Company related to Mr. Jundt’s professional performance and/or personal behavior.

For the purposes of this demand, “books and records” includes all paper or electronic records, including all memoranda, letters, reports, e-mails, transcripts, statements, instant messages, Word files, database records, spreadsheets, pdf’s, photographs, audio or video recordings, whether in individuals’ files, shared files, computer hard drives, network drives, CD-ROM’s, DVD’s, tape backups, flash drives or any other storage medium whether sent, received, created or collected by the Company or by any officer, director, employee or agent of the Company.

Upon presentment of appropriate documentation therefor, the Record Holder will bear the reasonable costs incurred by the Company in connection with the production of the information demanded herein.

The purpose of this demand is to enable the Record Holder to (i) ascertain the affairs of the Company, including, without limitation, whether the directors have properly discharged their fiduciary duties to the Company and its stockholders, so that the Record Holder can vote and otherwise exercise its rights in an informed manner, (ii) determine the suitability of Mr. Jundt, Douglas G. Hipskind, Anthony L. Winczewski and Mark A. Zesbaugh to stand for election to the Board at the 2010 annual meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, and (iii) determine the adequacy and accuracy of the disclosures contained in the Company’s proxy materials being used in connection with the solicitation of votes in favor of the election of Messrs. Hipskind, Winczewski and Zesbaugh to the Board at such meeting.

The Record Holder hereby designates and authorizes each of Peter M. Rosenblum, Esq. and Paul Bork, Esq. of Foley Hoag LLP, and any other persons designated by either of the foregoing or by the Record Holder, acting singly or in any combination, to conduct the inspection and copying herein requested. It is requested that all materials identified above be made available to the designated parties as soon as possible but not later than March 18, 2010. Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five (5) business days after the date hereof. Accordingly, please advise the Record Holder’s counsel, Peter M. Rosenblum, Esq. of Foley Hoag LLP, at (617) 832-1151 or Paul Bork, Esq. of Foley Hoag LLP, at (617) 832-1113, as promptly as practicable within the requisite timeframe, when and where the items requested above will be made available to the Record Holder. If the Company contends that this request is incomplete or otherwise deficient in any respect, or if all of the items requested above cannot be made available to the Record Holder in the timeframe requested, please notify the Record Holder immediately in writing, with a copy to each of Peter M. Rosenblum, Esq., and Paul Bork, Esq., Foley Hoag LLP, 155 Seaport Boulevard, Boston, MA 02210, facsimile (617) 832-7000, setting forth the facts that the Company contends support its position and specifying, as appropriate, any additional information believed to be required. In the absence of such prompt notice, the Record Holder will assume that the Company agrees that this request complies in all respects with the requirements of the DGCL. The Record Holder reserves the right to withdraw or modify this request at any time.

Very truly yours,

Mill Road Capital, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

cc:	Peter M. Rosenblum, Esq.

Paul Bork, Esq.

State of Connecticut)
)ss:
County of Fairfield)

I, Thomas E. Lynch, the Senior Managing Director of Mill Road Capital, L.P. (the “Record Holder”) and a Management Committee Director of Mill Road Capital GP LLC, the sole general partner of the Record Holder, being sworn, state that:

1.	I executed the foregoing letter, and the information and facts stated therein (including the information regarding the Record Holder’s ownership and the purpose of this demand for inspection) is true and correct,

2.	Such demand for inspection is reasonably related to the Record Holder’s interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of the Company, and

3.	The foregoing letter contains a designation of each of Peter M. Rosenblum, Esq. and Paul Bork, Esq. of Foley Hoag LLP, and any other persons designated by either of the foregoing, or by the Record Holder, acting singly or in any combination, as the undersigned’s attorney or agent to conduct the inspection demanded by the Record Holder, and that the letter and this verification are the undersigned’s power of attorney authorizing the foregoing persons to act on behalf of the undersigned.

/s/ Thomas E. Lynch
Thomas E. Lynch

Subscribed and sworn to before me

this 10th day of March, 2010.

/s/ Theresa C. Engh
Notary Public

My commission expires: May 31, 2010